SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of May, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                      RYANAIR LAUNCHES TXT&FLY SMS SERVICE

                 NEVER MISS OUT AGAIN ON ANOTHER RYANAIR OFFER!



Ryanair, Europe's No. 1 low fares airline, today (Thursday, 15th May 2003) launched Europe's first pan-European text alert system in conjunction with mobile technology partners Textus, giving subscribers the opportunity to be the first to know about the latest Ryanair offers.

Announcing details of Txt&Fly, Ryanair's Head of Customer Service, Caroline Green said:

       "Millions of people use Ryanair's low fares every day, and today we're giving people throughout Europe the opportunity to be the fist to know about the latest Ryanair offers. It couldn't be easier - just log on to www.ryanair.com and subscribe to the service. For only EUR5.00 (GBP3.49), subscribers all over Europe will receive an unlimited number of Ryanair Txt&Fly alerts over a 3 month period for their favourite destinations.

       "This is another first for Ryanair, and the new Txt&Fly sms alert service goes live today, which means no more waiting to access your emails - you'll be the first to know over the mobile.

       "To find out more, and to register for this innovative new service, just log on today at www.ryanair.com and get txt up!"

Ends.                          Thursday, 15th May 2003



For further information:



Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants

Tel:+353 1 812 1228            Tel:+353 1 4980300


Note to Editors:

Textus is an international Mobile Relationship Marketing™ agency, which uses its marketing and technology skills to deliver closer long-term relationships between brands and its customers using the mobile phone.

Operations:

Corporate HQ:

Dartry

Development Centre:

Stockholm

Technology HQ:

Stockholm

Sales and Marketing:

Dublin, UK, Sweden Portugal, Spain, Hungary South Africa, USA




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  15 May 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director